[LETTERHEAD OF MORRISON FOERSTER]

October 7, 2005

By EDGAR and Overnight Delivery

Mary K. Fraser, Esq.
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 6010
Washington, D.C. 20549

  Re:
  InterDent Service Corporation
  Form S-4 Registration Statement
  Registration Statement No. 333-124080

Dear Ms. Fraser:

        On behalf of InterDent Service Corporation (the "Company") and InterDent, Inc. (collectively, the "Registrants"), we are transmitting for filing Amendment No. 3 (the "Amendment") to the Registration Statement on Form S-4 (File No. 333-124080) (the "Registration Statement"). Courtesy copies of the Amendment will be provided that are marked to show changes from Amendment No. 2 to the Registration Statement filed with the Securities and Exchange Commission (the "Commission") on August 19, 2005.

        The Amendment is being filed in response to comments received on September 1, 2005 from the Commission staff (the "Staff") in a letter dated September 1, 2005. The relevant text of the Staff's comments has been included in this letter. The Registrants' responses follow thereafter. References to "we," "us" or "our" in the text below refer to the Registrants.

Components of Revenue and Expenses, page 46

1.
Refer to your response to comment six. Please provide to us a more robust discussion of how the measures and evaluation tools that you apply to these contracts allow you to determine whether a contract is a loss contract. Include specific examples of how the utilization rates, strategic fit and contribution are used. Further explain to us how you are able to calculate the contribution of these agreements without identifying the costs associated with them.

          Response:    Approximately 20% of our total revenue is earned under capitated managed care agreements. Half of the revenue earned under capitated managed care agreements, or approximately 10% of our total revenue, is from our participation in the Oregon Department of Health Services' plan to provide dental benefits to low-income residents under its Oregon Health Plan. Our offices that participate in this plan are dedicated to serving enrollees of this plan. This single revenue source allows us to assess whether the premiums received are adequate to cover the cost to provide care over the term of this contract as required under the AICPA Audit and Accounting Guide: Health Care Organizations, Chapter 13 paragraphs 5 and 6.

          The remaining 10% of our revenue earned under capitated managed care agreements is generated in locations that have a mix of patients and reimbursement sources (i.e. PPO, fee for service and indemnity). We do not believe that loss contracts are material to our operations. Typically, a separate managed care agreement is entered into for each location that participates with a specific plan and group. We are involved in approximately 1,000 such agreements at any given time with an average of approximately $20,000 of revenue per contract for 2004. Furthermore, our methodology for identifying underperforming contracts, more fully discussed below, is designed to ensure that the potential for individual and aggregate loss contracts are immaterial to our operations.

          We do not account for expenses at our locations by revenue source and, therefore, are not able to assess a capitated contracts potential for probable future losses based on contribution to profit. Rather, we evaluate the performance of our capitated arrangements through the review of reimbursement rates, utilization rates and strategic fit in a given location or market. To assess the reimbursement rates we first calculate the hypothetical amount of reimbursement from an arrangement as if the actual services provided to covered members were billed at our usual and customary rates. The usual and customary rates are the non-discounted fees for dental services that our affiliated dental practices charge. This is then compared to the actual reimbursement from a capitated arrangement for the same period of time. This relationship yields the amount of reimbursement related to the capitated arrangement as a percentage of the usual and customary rates.

          We use this percentage to rank the capitated arrangements with all other sources of reimbursement, also calculated as a percentage of the usual and customary rates, in a given location or market. By evaluating all the reimbursement rates as a percentage of the usual and customary rates related to a capitated contract we are able to determine if the contract is acceptable. Typically, an indication that a contract may be unacceptable occurs when the reimbursement for a capitated arrangement, as a percentage of the usual and customary rate, is below the average for the location or market. Total reimbursement related to the capitated contract includes the per member per month payments, patient co-pays and payments for services provided to the patient which are not covered by the plan but for which the patient pays the cost.

          A secondary factor that is considered when evaluating the revenue contribution is the utilization of a particular plan in a location or market. Lower utilization indicates lower costs related to servicing a particular contract indicating the potential for profitability at a lower reimbursement rate.

          For strategic purposes our decision to continue to accept a specific contract with a national insurance plan in one market can be influenced by continuing our contracts with the same national insurance plan in other markets that may have a higher reimbursement level.

          We may deem a contract to be unacceptable, even if it is profitable, if the reimbursement rates as a percentage of the usual and customary rates are lower than other payor sources in a given location. Because of this we believe our reimbursement based approach to identifying whether a contract has the potential for being a loss contract is conservative. Furthermore, the managed care contracts we enter into typically allow for us to cancel the arrangement with 90 days notice, mitigating the potential for losses at any given office. We evaluate reimbursement levels in all markets on an annual basis, when the contracts are up for renewal or when circumstances warrant.

          As we are not able to account for our expenses by revenue source in determining if we have a potential for a loss contract, we considered the Proposed AICPA Statement of Position, Accounting for Service Transactions, dated April 21, 1978 relating to our revenue recognition on our capitated contracts. According to Paragraph 21 of the proposed SOP, revenue recognized should not exceed the cumulative amount of initial and direct costs charged to expense until the remaining direct costs can be reasonably estimated. Under our capitated contracts, we receive monthly payments in exchange for maintaining readiness to provide certain dental services to a group of members for that month. The majority of dental services are completed on the same day and we account for the material direct and indirect costs of providing services to these group members when the services are completed. We are recording all of the material direct and indirect costs associated with providing services to or maintaining readiness to provide certain dental services to covered members in the month the revenue is earned and therefore believe we are accounting for our capitated contracts in accordance with the proposed SOP.

Valuation of accounts receivable, Page 49

2.
Refer to your response to comments seven and eight. Please revise your disclosure to include better discussion of your process similar to what you provided to us in your response. In addition, include a discussion of the actual collectibility factors used at each period end along with a discussion of what may have caused any significant variances in those factors. Also include a sensitivity analysis that details the potential impact that these factors may have should they be incorrect.

          Response:    We have revised our disclosure to include the discussion of our valuation process similar to that included in our previous response. We have included in the disclosure further discussion regarding the collectibility factors and have included the variables that management considers when periodically assessing the adequacy of the collectibility factors. Furthermore, we have added to the disclosure the results of our sensitivity analysis calculating the effect of the collectibility factors being changed 1%.

Financial Statements—December 31, 2004—InterDent, Inc.

10. Shareholder's Equity, page F-27

Common Stock, Page F-27

3.
Refer to your response to comment 15. It does not appear that the issuance of 5,000 shares of common stock and the associated warrants to the majority shareholder in connection with the merger qualifies for the accounting treatment of a stock dividend that it appears you applied. Please provide the specific references to the applicable authoritative literature that support your assertion that the fact that the transaction was with a majority shareholder who controlled that transaction allows the accounting treatment applied. Refer to ARB 43 Chapter 7 B.10 and 14 and to Financial Reporting Release 214 and amend your financial statements as appropriate if you conclude the method used was incorrect.

          Response:    We believe the equity instruments (5,000 shares of common stock and associated warrants) issued at the time of the merger were to affect a re-capitalization of the Company once the previous majority shareholder was bought out. Accordingly, we have assigned no additional value to the instruments at the time of their issuance based on the accounting literature discussed below.

          According to paragraph B.10 of ARB 43, stockholders believe that by receiving a dividend they are receiving a distribution of corporate earnings, usually in the amount of the fair value of the additional shares received. ARB 43 states that it is in the public interest to transfer from earned surplus to permanent capitalization an amount equal to the fair value of the additional shares issued. Furthermore, Financial Reporting Release 214 states that failure to make this transfer is evidence of a misleading practice. However, according to ARB 43 paragraph B.12 considerations of public policy do not arise in the case of closely held companies and there is no need to capitalize earned surplus other than to meet legal requirements.

          At the time the 5,000 shares of common stock and associated warrants were distributed there were two groups of stockholders. The two groups consisted of Levine Leichtman, the new majority holder, and management. Managements ownership before and after the transaction was 0.1% and 0.3% of the outstanding stock, respectively.

          It is clear that the concern addressed in ARB 43 is that the issuance of dividends could be misleading to other uninformed shareholders. Management was thoroughly involved in these contemplated transactions and was fully aware of the additional shares and warrants that were distributed as evidenced by their active participation in the promotion of the related bond offering transaction.

          An alternative to the accounting used by us for the transaction would be to transfer from earned surplus to permanent capitalization an amount equal to the fair value of the shares and associated warrants issued consistent with ARB 43 B.10. However, according to ARB 43 B.12 exempts closely held companies from capitalizing earned surplus since all parties to the transaction were appropriately informed of the details of the transaction.

          We continue to believe that the accounting as reported in our financial statements previously submitted are in conformity with generally accepted accounting principles for the reasons described above.

Note 15. Correction of Previously issued financial statements, page F-33

4.
Please revise your disclosure with the prior period adjustment's effect net of applicable income taxes as required by paragraph 26 of APB Opinion 9, and disclose its effect on the per share amounts reported as required by paragraph 37 of APB Opinion 20.

          Response:    We have revised our disclosure to include the data as required by paragraph 26 of APB Opinion 9. See table at F-33. We have not included the per share amounts as required by paragraph 37 of APB Opinion 20 as we do not present per share data consistent with the guidance for non-public entities (including entities whose publicly traded securities include only debt) at paragraph 77 of SFAS No. 128.

5.
Please clearly label all financial statement columns affected by the correction of the error as "restated."

          Response:    The financial statements have been revised to clearly label all financial statement columns corrected with "as restated".

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        We hope we have adequately addressed your comments. Should you have any further comments or questions regarding the captioned filing, please direct them to the undersigned. If you have questions regarding accounting matters, please feel free to contact Patrick Dorr of InterDent Service Corporation directly at (310) 765-2454.

Very truly yours,

Hillel T. Cohn

Enclosures